Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Pro Forma year ended December 31, 2001	Three months ended March 31,		Pro Forma three months ended March 31, 2002
	1997	1998	1999	2000	2001		2001	2002
			(thousands of dollars)
Income (loss) before income taxes and cumulative effect of change in accounting	$(45,592)	$24,756	$36,120	$(13,694)	$(11,310)	$(14,272)	$(5,799)	$7,015	$7,371
Plus fixed charges:
Interest expense	13,422	10,670	10,562	13,106	10,433	13,548	3,591	850	1,400
Portion of rent expense representative of interest expense*	3,795	3,762	3,805	4,362	3,847	3,847	945	961	961

Adjusted earnings	(28,375)	39,188	50,487	3,774	2,970	3,123	(1,263)	8,826	9,732
Fixed charges	17,217	$14,432	$14,367	17,468	14,280	17,395	$4,536	$1,811	2,361
Ratio of earnings to fixed charges		2.71	3.51					4.87	4.12

Deficiency of earnings to cover fixed charges	$45,592			$13,694	$11,310	$14,272	$5,799

*	One-third of total rental expense.